Form U-6B-2
Schedule 1

Pepco Holdings, Inc. and Subsidiaries
Quarter Ended March 31, 2003

Company	Issued during Quarter			Balance at End of Quarter			
	Common Stock	External Long-Term Debt	Long-Term Promissory Notes	Short-Term Promissory Notes	Money Pool Advances [1]	External Short-term Debt	Capital Contributions Received
ATE Investment, Inc.	*	*	*	*	*	*	*
Atlantic Southern Properties, Inc.	*	*	*	*	*	*	*
Conectiv Properties and Investments, Inc.	*	*	*	*	*	*	*
Potomac Capital Investment Corporation	*	*	*	*	*	*	*

[1] Money pool interest rate at end of quarter = *%

* Confidential treatment requested.